

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Danny Prosky
President and Chief Executive Officer
American Healthcare REIT, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

> **Re: American Healthcare REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 16, 2022**
> **File No. 333-267464**

Dear Danny Prosky:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-11 Filed September 16, 2022

Distribution Policy, page 79

1. We note your calculation of cash available for distribution includes several adjustments related to non-controlling interest. Given it appears your table is designed to calculate cash available for the consolidated entity, and reflects distributions to non-controlling interest holders below the calculation of CAD, explain to us why these adjustments for non-controlling interest are necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Danny Prosky
American Healthcare REIT, Inc.
October 11, 2022
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward F. Petrosky, Esq.